Exhibit 99.1

Lentuo International Receives Continued Listing Standard Notice from NYSE

BEIJING, January 20, 2015 — Lentuo International Inc. (NYSE: LAS) (“Lentuo” or the “Company”), a leading non-state-owned automobile retailer headquartered in Beijing, announced today that on January 16, 2015, it received notice from the New York Stock Exchange, Inc. (“NYSE”) that the Company is no longer in compliance with the NYSE’s continued listing standards because the average per share closing price of the Company’s American depositary shares (“ADS”) for the consecutive 30 trading-day period ended on January 9, 2015 has fallen below the NYSE’s share price requirements. The NYSE requires the average closing share price of a listed company to be no less than US$1.00 per share over a consecutive 30 trading-day period.

Subject to the NYSE’s rules, the Company has six months from the date of its receipt of the NYSE notice to regain compliance with the minimum share price rule. The Company can regain compliance at any time during the six-month cure period if on the last trading day of any calendar month during the six-month cure period the Company’s ADSs have a closing share price of at least US$1.00 and an average closing share price of at least US$1.00 over the consecutive 30 trading-day period ending on the last trading day of that month. The Company can also regain compliance if at the expiration of the six-month cure period both a US$1.00 closing share price on the last trading day of the cure period and a US$1.00 average closing share price over the consecutive 30 trading-day period ending on the last trading day of the cure period are attained.

The Company expects to notify the NYSE that it will take steps to cure this deficiency within the prescribed timeframe. Until then, the Company’s ADSs will continue to be listed and traded on the NYSE, subject to compliance with other NYSE continued listing standards and other rights of the NYSE to delist the ADSs. The Company is currently in compliance with all other NYSE continued listing standards. The NYSE notification does not affect the Company’s business operations or its Securities and Exchange Commission reporting requirements.

About Lentuo International Inc.

Lentuo is a leading Chinese automobile retailer headquartered in Beijing. Through its many subsidiaries, Lentuo operates 4S franchise dealerships, automobile showrooms, automobile repair shops, a car leasing company, automobile financing and a pre-owned car business.

Lentuo dealership brands include FAW Audi, FAW-Volkswagen, Shanghai VW, FAW Toyota, FAW Mazda, Honda, and Chang’an Mazda. Since its establishment, Lentuo has developed relationships with many other well-known domestic and overseas brands as it expands further into the luxury car market. Annual sales for Lentuo’s dealership brands consistently rank among the top in Beijing and China. On December 10, 2010, Lentuo was listed on the New York Stock Exchange as the first and only Chinese auto-dealership group.

Over the past 20 years, Lentuo has received various industry awards from the government, OEMs and industry associations. Lentuo has been recognized as a Famous Trademark by the Beijing Administration for Industry and Commerce (BAIC), a Top 50 Auto Dealer in China, a China Automobile Sales and Service Top Ten Enterprise Group, and has been awarded the Outstanding Contribution Award and Distinguished Contribution Award in the China Automobile Dealers Industry by CADA. It is the only triple A-rated Beijing Automobile Works dealership group in China to have been designated an FAW strategic partner, and awarded FAW Audi Sales Award, FAW Audi No. 1 Customer Satisfaction, FAW—Volkswagen National Sales Champion, FAW-Volkswagen Gold Award for Service Satisfaction, Shanghai Volkswagen 6 Star-Rated Franchise Dealer and FAW Mazda National Sales Champion.

For more information, please visit http://lentuo.investorroom.com/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Lentuo Investor Relations
Telephone +86-10-8735-8388
Email:  LAS.Beijing@lentuo.net

Christensen

Mr. Christian Arnell
Telephone +86-10-5900-1548 in Beijing
Email: carnell@christensenir.com

Ms. Linda Bergkamp
Phone:  +1-480-614-3004 (U.S.A.)
Email: lbergkamp@christensenir.com